Concordia International Corp. Announces First Quarter 2018 Results

•	First quarter 2018 revenue of $152 million

•	First quarter 2018 GAAP net loss of $56 million

•	First quarter 2018 adjusted EBITDA[1] of $72 million

•	Generated cash flow from operations of $51 million in the first quarter of 2018 and concluded the quarter with a cash balance of $344 million

•
On May 2, 2018, announced the execution of a support agreement with debtholders holding in aggregate more than 72 per cent of its affected secured debt and more than 64 per cent of its affected unsecured debt in connection with a proposed recapitalization transaction that would raise $586.5 million, and reduce the Company’s outstanding debt by approximately $2.4 billion and reduce its annual interest costs by approximately $172 million

OAKVILLE, ON – May 15, 2018 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today announced its financial and operational results for the first quarter of 2018. All financial references are in U.S. dollars (USD) unless otherwise noted.
“Concordia’s first quarter results were consistent with management’s expectations,” said Graeme Duncan, interim Chief Executive Officer of Concordia. “The Company has also recently made significant progress towards the realignment of its capital structure. Looking forward, we are optimistic Concordia can complete its proposed recapitalization transaction by July 31, 2018 and emerge as a stronger business.”
Consolidated First Quarter 2018 Financial and Operational Results

•	Reported first quarter revenue of $152.3 million, compared to $160.6 million for the first quarter of 2017, and $150.2 million for the fourth quarter of 2017.

•	GAAP net loss for the first quarter of $55.7 million.

•	Reported first quarter adjusted EBITDA[1] of $72.0 million, compared to $84.2 million for the first quarter of 2017, and $70.8 million for the fourth quarter of 2017.

•	On a constant currency basis, first quarter 2018 revenue and adjusted EBITDA were 2.2% and 2.0% lower than their respective amounts in the fourth quarter of 2017.

•	Generated cash flows from operating activities of $50.6 million in the first quarter of 2018, compared to $86.2 million in the first quarter of 2017.

•	As of March 31, 2018, the Company’s liquidity consisted of $343.8 million of cash and cash equivalents.

•
On May 2, 2018, Concordia announced the execution of a support agreement with debtholders holding in aggregate more than 72 per cent of its affected secured debt and more than 64 per cent of its affected unsecured debt in connection with a proposed recapitalization transaction that would raise $586.5 million and reduce the Company’s outstanding debt by approximately $2.4 billion and reduce its annual interest costs by approximately $172 million.

•
In connection with the proposed recapitalization transaction, on May 2, 2018, the Ontario Superior Court of Justice (“the Court”) issued an interim order authorizing the holding of meetings of affected debtholders and shareholders to vote on Concordia’s CBCA plan of arrangement pursuant to which the proposed recapitalization transaction is to be implemented.

•
Completion of the proposed recapitalization transaction will be subject to, among other things, approval of the CBCA plan of arrangement by the requisite majorities of the secured debtholders and the unsecured debtholders at the meetings to be held on June 19, 2018, such other approvals as may be required by the Court or the TSX, other applicable regulatory approvals, approval of the CBCA plan of arrangement by the Court and the satisfaction or waiver of applicable conditions precedent.

First Quarter 2018 Segment Results
Concordia International segment’s revenue for the first quarter of 2018 was $113.0 million compared to $113.7 million in the fourth quarter of the 2017.
Revenue for the first quarter of 2018 decreased by $5.8 million or 5%, compared to the corresponding period in 2017.
This decrease is attributable to volume and price declines on key products, including Liothyronine Sodium, Trazodone, and Prednisolone. These revenue decreases were partially offset by an increase in revenue from Nitrofurantoin. The sterling strengthening against the U.S. dollar resulted in $14.7 million of additional translated revenue in the first quarter of 2018 compared to the corresponding period in 2017.
Concordia North America segment’s first quarter 2018 revenue of $39.3 million was moderately higher than fourth quarter 2017 revenue of $36.5 million.
Revenue for the first quarter of 2018 decreased by $2.5 million or 6%, compared to the corresponding period in 2017. The decrease was primarily attributable to competitive pressures on products, including Donnatal® and Kapvay®. These decreases were partially offset by an increase in revenue from Plaquenil® authorized generic.

Pipeline Update
In the first quarter of 2018, Concordia launched one new product into markets that have a current IMS estimated market value in excess of $20 million.

Concordia also has 28 products that have already been approved or are awaiting approval by the regulators. These products, if launched, are expected to compete in markets that have a current IMS estimated market value in excess of $250 million.

In addition, the Company currently has 17 products under development that are anticipated to launch in the next three to five years. These products, if launched, are expected to compete in markets that have a current IMS estimated market value in excess of $1.4 billion.

The Company believes that these products include several first-to-market or early-to-market opportunities for difficult-to-make products.

Additionally, Concordia has 14 products identified for potential development that if launched, are expected to compete in markets that have a current IMS estimated market value in excess of $350 million.

Therefore, in total, Concordia’s current pipeline is now comprised of approximately 60 products that could compete in markets that have a current IMS estimated market value in excess of $2 billion.

With its recently announced leadership transition, the Company will continue to evaluate the composition of its pipeline of medicines.

Leadership Transition
Concordia announced on May 2, 2018, that Graeme Duncan has been appointed interim Chief Executive Officer of the Company. Mr. Duncan succeeded Concordia’s previous CEO, Allan Oberman, who left the Company to pursue other opportunities.

The Company also announced on May 2, 2018, that its Chief Corporate Development Officer, Sarwar Islam, left the Company to pursue other opportunities. Guy Clark, previously Chief Strategy Officer at AMCo Pharmaceuticals from 2013 to 2015, joined Concordia, effective May 3, 2018, as the Company’s Chief Corporate Development Officer.

Consolidated Financial Results

	Three months ended
(in $000's, except per share data)	Mar 31, 2018	Mar 31, 2017
Revenue	152,264	160,557
Gross profit	101,106	115,415
Gross profit %	66%	72%
Total operating expenses	112,345	97,049
Operating income (loss)	(11,239)	18,366

Income tax expense (recovery)	4,704	4,489
Net loss	(55,694)	(78,824)

Loss per share
Basic	(1.09)	(1.54)
Diluted	(1.09)	(1.54)

EBITDA (1)	94,503	56,932
Adjusted EBITDA (1)	72,024	84,242

Consolidated Results of Operations
Revenue for the first quarter of 2018 decreased by $8.3 million, or 5%, compared to the corresponding period in 2017. This decrease was due to lower sales from both segments, partially offset by higher foreign exchange rates impacting translated revenues from the Concordia International segment for the first quarter of 2018 compared to the corresponding period in 2017. Revenues were lower primarily due to lower volumes resulting from competition on a number of the Company's products in both segments.

Gross profit for the first quarter of 2018 decreased by $14.3 million or 12%, compared to the corresponding period in 2017 primarily due to the revenue decreases described above. The decrease in gross profit percentage of 6% for the first quarter of 2018 compared to the corresponding period in 2017, is primarily due to a change in the mix of product sales within both segments.

Operating expenses for the first quarter of 2018 increased by $15.3 million, or 16%, compared to the corresponding period in 2017. Operating expenses were higher for the first quarter of 2018 primarily due to $10.3 million higher restructuring costs arising from the Company's initiative to realign its capital structure and $8.9 million higher amortization charges on intangible assets, partially offset by $1.7 million lower share-based compensation expense and $1.6 million lower general and administrative costs.

General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, public company costs, travel, facility leases and other administrative expenditures. General and administrative expenses of $12.2 million for the first quarter of 2018 decreased by 11%, compared to the corresponding period in 2017. This decrease is a result of the Company's objective to reduce operating costs across the business.
Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Company's segments. Selling and marketing costs of $9.8 million for the first quarter of 2018 increased by $0.05 million compared to the corresponding period in 2017 primarily as a result of unfavorable foreign exchange rate movements impacting translation.

Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (pharmacovigilance) of the Company. Research and development costs for the first quarter of 2018 of $7.1 million decreased by $0.9 million, or 11%, compared to the corresponding period in 2017. This decrease is primarily due to a refund for regulatory fees.
The current income tax expense recorded for the first quarter of 2018 decreased by $1.3 million compared to the corresponding period in 2017. Income taxes were lower primarily due to lower taxable income compared to the corresponding period in 2017, partially offset by the impact of foreign exchange translation of the income tax expense from the Concordia International segment.
The net loss for the first quarter of 2018 was $55.7 million. Significant components comprising the net loss for the first quarter of 2018 are interest and accretion expenses of $80.1 million and amortization of intangible assets of $65.6 million offset by gross profit of $101.1 million.
Adjusted EBITDA of $72.0 million for the first quarter of 2018 decreased by $12.2 million, or 15%, compared to the corresponding period in 2017. The decline is primarily due to lower sales and gross margins from both segments, partially offset by higher foreign exchange rates impacting translated results during the first quarter of 2018.
As of March 31, 2018, the Company had cash and cash equivalents of $344 million and 51,283,574 common shares issued and outstanding.
This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent an exemption from registration under the Securities Act of 1933.
Conference Call Notification
The Company will hold a conference call on Tuesday, May 15, 2018, at 8:30 a.m. ET hosted by senior management. A question-and-answer session will follow the corporate update.

CONFERENCE CALL DETAILS
DATE:	Tuesday, May 15, 2018
TIME:	8:30 a.m. ET
DIAL-IN NUMBER:	(647) 427-7450 or (888) 231-8191
TAPED REPLAY:	(416) 849-0833 or (855) 859-2056
REFERENCE NUMBER:	6279535

This call is being webcast and can be accessed by going to:
https://event.on24.com/wcc/r/1662068/13765CA15C10901698E03BCE3F0B1174
An archived replay of the webcast will be available by clicking the link above.

About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Non-IFRS Measures
This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards (“IFRS”). These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute to the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as

EBITDA, adjusted EBITDA, and adjusted gross profit to provide investors with supplemental information of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, to assess its ability to meet future debt service requirements, in making capital expenditures, and to consider the business’s working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.
Adjusted Gross Profit
As used herein, adjusted gross profit is defined as gross profit adjusted for non-cash fair value increases to the cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

	Three months ended
(in $000’s)	Mar 31, 2018	Mar 31, 2017
Gross profit per financial statements	101,106	115,415
Add back: Fair value adjustment to acquired inventory	—	311
Adjusted Gross profit	101,106	115,726

EBITDA
EBITDA is defined as net loss from continuing operations adjusted for net interest and accretion expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA

Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), management retention costs, non-operating gains / losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, fair value changes including purchase consideration and derivative financial instruments, asset impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA, among other non-IFRS financial measures, as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.
The table below sets forth the reconciliation of net loss from continuing operations to EBITDA and to adjusted EBITDA for the three month periods ended March 31, 2018 and March 31, 2017.

	Three months ended
(in $000’s)	Mar 31, 2018	Mar 31, 2017
Net loss	(55,694)	(78,824)

Interest and accretion expense	80,122	92,541
Interest income	(706)	(18,479)
Income taxes	4,704	4,489
Depreciation	470	488
Amortization of intangible assets	65,607	56,717
EBITDA	94,503	56,932
Fair value adjustment to acquired inventory	—	311
Acquisition related, restructuring and other	15,494	5,216
Share-based compensation	1,267	2,952
Fair value (gain) loss on purchase consideration and derivatives	425	27,506
Foreign exchange (gain) loss	1,341	990
Unrealized foreign exchange (gain) loss	(41,006)	(9,665)
Adjusted EBITDA	72,024	84,242

Notice Regarding Trademarks
This press release includes trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in this press release may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this press release are the property of their respective owners.
Notice regarding future-oriented financial information:

To the extent any forward-looking statements or forward-looking information in this press release or in statements made during the earnings conference call constitute future-oriented financial information or financial outlooks within the meaning of applicable securities laws, such information is being provided to demonstrate the potential financial performance of the Company and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks.

Future-oriented financial information and financial outlooks (collectively, “FOFI”), as with forward-looking statements and forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Notice Regarding Forward-Looking Statements”, a number of which are beyond the Company’s control. In addition, the following is summary of the significant assumptions underlying the FOFI contained in the Company’s earnings disclosure:

•    prescription trends;
•    pricing for the Company’s products;
•    future market demand trends;

•    mix of sales to government and non-government customers;
•    gross profits for each product;
•    foreign currency rates, including translation between the U.S. dollar and the pound sterling;
•    inventory levels;
•    operating cost estimates;
•    ability to develop and market future product launches;
•    anticipated timing of future product launches;
•    cost to develop future products;
•    anticipated timing to exit markets;
•    operating cost synergies realized; and
•    annual cost of current tax by jurisdiction

The FOFI do not purport to present the Company’s financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. It is expected that there will be differences between actual and forecasted results, and the differences may be material, including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI. The inclusion of the FOFI in the earnings disclosure should not be regarded as an indication that Concordia considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

Risks and other factors related to FOFI include those risks and other factors referenced in this press release as well as in Concordia’s filings with the Canadian Securities Administrators and the Securities and Exchange Commission, including (a) the factors described under the heading “Forward-looking Statements” in Concordia’s Management’s Discussion and Analysis dated May 15, 2018 for the period ended March 31, 2018 and (b) the factors described under the heading “Risk Factors” in Concordia’s

Annual Report on Form 20-F dated March 8, 2018, both of which are available on SEDAR, online at www.sedar.com and on EDGAR, online at www.sec.gov.

Notice Regarding Forward-Looking Statements:
This press release and statements made during the earnings conference call may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to: statements with respect to Concordia's long-term growth strategy (including the components of the DELIVER strategy), the completion of the proposed recapitalization transaction including obtaining any necessary approvals, satisfying any conditions and the expected timing thereof, the terms of any proposed recapitalization transaction (including the terms and/or size of the private placement offering), Concordia emerging from its proposed recapitalization transaction as a stronger business, Concordia’s focus on realigning its capital structure, changes to Concordia’s organizational structure, Concordia’s global teams being focussed on leveraging the Company’s diverse portfolio of medicines, global sales platform, and product pipeline in order to support the Company’s long-term growth, the Company's ability to operate in the ordinary course, discussions with Concordia's lenders and their advisors with respect the proposed recapitalization transaction, a proposed recapitalization transaction, reducing the Company's existing debt and interest expense (including the amounts thereof), positioning the Company for long-term growth, the Company's available liquidity to operate its business and meet its financial commitments (including commitments to employees, customers, suppliers and business partners), the benefits of the CBCA process, proceedings under the CBCA including with respect to CBCA proceedings compared to proceedings under bankruptcy and insolvency statutes, the ability of the CBCA process to protect the Company's business, preserve Concordia's cash and/or give Concordia additional time to reach a consensual transaction, Concordia's intention to make scheduled interest and amortization payments, Concordia's management continuing to lead day-to-day operations, achieving the best possible recapitalization transaction, reaching a consensual transaction with holders of the Company's debt, maximizing Concordia's potential, implementing a plan of arrangement, addressing certain payments as part of a proposed recapitalization transaction, protection for the Company and its subsidiaries against defaults and any related steps or actions under CBCA proceedings, the focus on becoming a leader in European specialty, off-patent medicines, Concordia's objectives and priorities, the outlook for 2018, the implementation of Concordia's long term growth strategy (and the timing thereof), the stabilization of Concordia's business, the execution, timing and impact of Concordia's business stabilization objectives, Concordia's liquidity, the improvement of working capital and liquidity based on near term initiatives and efficiencies launched by the Company, Concordia's financial performance (including the performance of its operating segments), the ability of Concordia to execute and deliver on business plans and growth strategies, the ability to drive long-term stakeholder value, the implementation of actions to manage competitive challenges, the Company taking actions to rebuild value for stakeholders (and the ability of Concordia to rebuild value for its stakeholders), optimism about Concordia's future, the growth of Concordia and the rate of revenue growth, the sources of revenue growth, the stability of Concordia's business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company's geographic and therapeutic platform, product lines and/or sales channels, Concordia's ability to expand globally, Concordia’s pipeline of products, Concordia’s intention to continue to evaluate additional opportunities above and beyond its current pipeline to further increase the Company’s pipeline and portfolio, the intention to launch products, the number of potential product launches, the development and/or approval of new products, the timing of product launches, success of product launches, the size and/or estimated value of the markets in which Concordia has launched or intends to launch products, Concordia's ability to launch first-to-market, early-to-market or difficult-to-make products, potential product launches including first-to-market or early-to-market opportunities for difficult-to-make products, Concordia's network of partners, Concordia's revenue by geography, expected debt levels and leverage, free cash flows, Concordia's debt structure, expected sources of funds (including expected levels of cash on hand), future growth of the Company (including, without limitation, the Company's expansion globally), the ability to pay certain obligations of Concordia, the ability to use the Company's expected cash flow and cash on hand to pay certain future obligations, the Company's cash on hand and cash flows being sufficient to meet the Company's liquidity needs, concentration of Concordia's business, cash on hand after satisfying obligations during 2018, the performance of Concordia's products and segments, the revenue-generating capabilities and/or potential of Concordia's assets, Concordia's financial strength, the continued and/or expected profitability of Concordia's products and/or services, the sales and/or demand for Concordia's products, the deployment of cash towards value creating initiatives (including to fund future acquisitions and the launch of pipeline products, and settle other obligations as they become due), the expansion into new indications and new markets for Concordia's existing and/or future products, Concordia's ability to evaluate growth opportunities on a global scale (and the availability of such opportunities), the ability to expand existing sales of Concordia's products in certain markets, market opportunities for Concordia's products, Concordia's ability to provide patients with safe and efficacious medicines, the safety and efficacy of Concordia's products, the ability to obtain necessary approvals, enrollment of patients into clinical trials, the outcomes and success of clinical trials, Concordia’s intention to reduce operating costs across the business and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the proposed recapitalization transaction including the inability to complete a proposed recapitalization transaction or complete a proposed recapitalization transaction in a timely or efficient manner or on the terms set forth in Concordia’s public filings, the inability of the Company to obtain the necessary approvals and satisfy conditions to complete the proposed recapitalization transaction, the inability to reduce the Company's debt and/or interest payments, the inability to position the Company for long-term growth, the inability of the Company to emerge as a stronger business post-recapitalization, the inability to execute the DELIVER strategy, risks associated with Concordia’s organizational structure, including the ability to retain qualified staff and executives, the inability of Concordia’s current organizational structure to support Concordia’s business, the inability of the Company’s global teams to leverage the Company’s diverse portfolio of medicines, global sales platform, and product pipeline in order to support the Company’s long-term growth, the Company's available liquidity being insufficient to operate its business and meet its financial commitments (including commitments to employees, customers, suppliers and business partners), risks associated with proceedings under the CBCA, Concordia's management no longer leading day-to-day operations, the inability to achieve the best possible recapitalization transaction, the inability to reach a consensual transaction with holders of the Company's debt, the inability to maximize Concordia's potential, Concordia's failure to make scheduled interest and amortization payments (which could result in a loss of the protections afforded by the CBCA process (including the stay of proceedings thereunder), the inability to negotiate with Concordia's lenders, the CBCA process not providing the protection sought by Concordia, third parties not complying with the CBCA order and taking steps against Concordia and its subsidiaries, the inability of the CBCA process to preserve Concordia's cash, the inability to implement a plan of arrangement under the CBCA process, the risks associated with issuing and allocating new equity including the significant dilution of the Company's outstanding common shares, the value of existing equity following the completion of a recapitalization being limited or having no value, the inability to address certain payments as part of a proposed recapitalization, the inability of CBCA proceedings to protect the Company and its subsidiaries against defaults and any related steps or actions, Concordia defaulting on its obligations (including under its debt agreements) which could result in Concordia having to file for bankruptcy or insolvency, Concordia being put into an insolvency or bankruptcy proceeding, including due to the failure to achieve a consensual transaction in the CBCA process, the Company's inability to become a leader in European specialty, off-patent medicines, Concordia's inability to stabilize its business, Concordia's inability to implement its long term strategic plan or being delayed in implementing such plan, the inability of Concordia to accelerate growth by maximizing its existing assets and future market opportunities, the inability of Concordia to expand its product portfolio (including, without limitation, the inability of Concordia to launch products due to regulatory impediments or competitive market changes), the inability of Concordia to add additional products to its pipeline of products, the inability of Concordia to optimize its operating platform, changes in laws, including tax laws, that could result in Concordia's operating platform being adversely affected, Concordia's inability to strengthen its financial foundation, cash on hand and cash flows from operations being insufficient to meet Concordia's liquidity needs, the inability to implement Concordia's objectives and priorities, which could result in financial strain on the Company and continued pressure on the Company's business, Concordia's securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia's products to treat certain diseases, the pharmaceutical industry and the regulation thereof, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches (including the product launches described herein), risks associated with the integration of assets and businesses into Concordia's business, product launches (including, without limitation, unsuccessful product launches), the inability to develop and/or obtain approvals for new products, the inability to launch products or the delay in launching products, regulatory delays in product approvals, the inability to launch first-to-market, early-to-market or difficult-to-make products, the inability to capture a share of any market in which Concordia has launched or intends to launch its products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals (including, without limitation, with respect to Photofrin® as a new treatment for certain forms of cancer or with respect to the product launches described herein), the FDA permitting unapproved products to remain on the market and compete with Concordia's products (including, without limitation, Donnatal®), economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products (including, without limitation, the product launches described herein), risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard-to-make products and Concordia's key products in its International and North America segments (including the competitive pressures on some of the products described herein)), general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks associated with regulatory investigations (including the current investigations being undertaken by competition authorities with respect to the Company's operations), risks related to the introduction of new legislation, or amendments to existing legislation, in the jurisdictions in which Concordia carries on business (including, without limitation, the U.K. Health Service Medical Supplies (Costs) Act), risks related to patent infringement actions, the loss of intellectual property rights, risks associated with class action litigation, risks associated with Concordia's inability to defend itself in certain legal actions or being found to have violated certain laws (including, without limitation, the regulatory investigations and class actions which Concordia is currently subject to), which may require Concordia to make certain payments in respect of such legal matters or which may result in certain fines being levied against Concordia, Concordia’s inability to reduce operating costs across the business and risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
1 Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, adjusted net income, adjusted gross profit, and Adjusted EPS to provide a supplemental measure of operating performance. Please refer to the “Non-IFRS Measures” section of this press release for further information.

For more information please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com